

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 6, 2014

Via E-mail
Yixin Mei
Chief Financial Officer
ChinaEdu Corporation
4th Floor-A, GeHua Building
No. 1 Qinglong Hutong, Dongcheng District
Beijing, 100007
The People's Republic of China

> **Re: ChinaEdu Corporation**
> **Schedule 13E-3**
> **Filed January 10, 2014**
> **File No. 005-83714**

Dear Mr. Yixin:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, providing the requested information or advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule 13E-3

1. The Schedule 13E-3 must be signed by each filing person. Filing persons that are natural persons must sign the Schedule 13E-3 in their individual capacity. Currently, the Schedule 13E-3 includes signatures of individuals in their capacity as directors of the various filing person entities but not in their individual capacity. Please revise accordingly. Refer to Schedule 13E-3's Instruction to Signature.

2. The opinion of Houlihan Lokey filed as exhibit (c)-(1) and incorporated by reference to Annex B to the Proxy Statement appears to be missing the last page. Please revise the Schedule 13E-3 and Annex B accordingly.

Summary Term Sheet, page 1

Parties Involved in the Merger, page 1

3. Item 1001 of Regulation M-A requires that a summary term sheet provide shareholders with sufficient information to understand the essential features and significance of the proposed transaction. Please revise your disclosure to include the following information:

- the identity, title and role of affiliates in this transaction, including their interest in the Company now and going forward if the Merger Agreement and Cayman Plan of Merger are approved and authorized by the requisite vote of the Company's shareholders; and
- the relationship of the affiliates to each other (for example, we note that South Lead Technology Limited and Moral Known Industrial Limited are affiliates of Mrs. Julia Huang and Mr. Shawn Ding, respectively).

For additional guidance, please see Section II.F.2.a. of SEC Release 33-7760.

Recommendations of the Independent Committee and Our Board of Directors, page 8

4. Please identify the members of the Independent Committee.

Opinion of Financial Advisor to the Independent Committee, page 10

5. Please revise the second sentence of the second paragraph in this section to delete the portion of the sentence indicating that the summary of Houlihan Lokey's opinion is qualified in its entirety by reference to the full text of the opinion. It is your responsibility to summarize accurately the material portions of the opinion.

Special Factors, page 24

Background of the Merger, page 24

6. We note that the Schedule 13D filed on July 1, 2013 appears to be the first beneficial ownership report filed by Shawn Ding and Julia Huang. However, based on a review of page 96 of the Form 20-F filed on April 25 2013, it appears that both of these individuals had beneficial ownership in excess of five percent of Shares outstanding as of April 19, 2013. If true, please advise in your response letter why neither Mr. Ding nor Mrs. Huang had filed a beneficial ownership report as of an earlier date. If they relied upon an exemption from their obligations under Regulation 13D-G, please indicate the exemption in your response letter.

7. Refer to the first sentence of the fourth paragraph on page 24. Please correct the references to certain individuals listed as being part of the Original Buyer Group, given

that the subsequent sentence indicates that such individuals were later added when they entered into the Consortium Agreement.

8. The fifth and sixth paragraphs of page 25 indicate additional parties joined the Original Buyer Group and that each of Mr. Ding and Mrs. Huang filed amendments to Schedule 13D. We note that the amendment filed by Mr. Ding includes disclosure indicating that "[a]s a result of the Consortium Agreement, [Mr. Ding and Moral Known Industrial Limited] may be deemed to (a) constitute a "group" (within the meaning of Rule 13d-5(b) of the Act) with Ms. Huang and [Gegeng Tana, Mei Yixin, Pan Zhixin, Ellen Huang, InterVision Technology Ltd., MLP Holdings Limited, New Value Technology Limited and Lingyuan Furong Investment Mgmt Co., Ltd.] and (b) beneficially own the 9,778,374 Ordinary Shares of the Issuer beneficially owned by Ms. Huang and the Existing Shareholders." However, it does not appear that the additional parties to the Consortium Agreement timely filed beneficial ownership reports reflecting their acquisition of beneficial ownership of shares collectively controlled by them and the Original Buyer Group. Please advise.

9. We note on October 6, 2013, McGraw-Hill shared its analysis of the June 20 proposal and possible alternatives. Please provide a summary of that analysis and the proposed alternatives.

10. We note your statement that the board considered the alternatives presented by McGraw-Hill, but determined that these alternatives were unlikely to produce a "sustainable increase" in the company's market value. Please expand your disclosure to discuss the reasons the Independent Committee reached this determination. Refer to Item 1013(b) of Regulation M-A.

11. We note your disclosure on page 26 that on July 23, 2013, the Independent Committee sent a written communication to the Company's management to request that they not take certain actions, including (a) engaging in any discussions or negotiations or entering into any agreements regarding the proposed transaction, except that management members of the Original Buyer Group at such time can continue discussions with other members of the Original Buyer Group at such time; (b) having any discussions or communications with any member of the Original Buyer Group or any affiliate or representative of the Original Buyer Group at such time regarding his or her own employment, compensation or investment arrangements in connection with the proposed transaction; or (c) responding to any press and other third party enquiries and requests for information relating to the proposed transaction in any manner unless, after such enquiry or request has been referred to the Independent Committee or its advisors, he or she has been instructed to respond to such request or enquiry by the Independent Committee. Please explain why the Independent Committee made requests of the company's management and for what purpose, including how these were considered is assessing factors in favor or against procedural and substantive fairness to unaffiliated security holders.

12. Please detail management's response to the Independent Committee's requests, including reasons for refusal, during the two-week period referenced. Identify the members of management to whom the original requests were made and the members of company management from whom any responses were received.

13. Please discuss the Independent Committee's consideration of the refusal of the company management to sign the proposed non-disclosure and standstill agreement, including how the Independent Committee considered these factors in determining that the going private transaction was fair procedurally and in substance to unaffiliated security holders.

14. Detail the expansion to the Original Buyer Group, and the Independent Committee's consideration of such expansion.

15. Explain why the Independent Committee determined that it would not renew its request that the Original Buyer Group sign the non-disclosure and standstill agreement "in light of the Original Buyer Group's position."

16. Please detail the Original Buyer Group's negotiations with McGraw-Hill.

17. Disclose the "other potential opportunities involving the Company and McGraw-Hill" that were discussed on the August 30, 2013 call with Mr. Ding and Mrs. Huang. Include disclosure of any other related communications between these parties. Tell us what, if any, of these opportunities will be provided to McGraw-Hill following the Merger. Separately, tell us if there are any other potential opportunities, outside the discussions disclosed in your Schedule 13E-3, are currently an option between the company and McGraw-Hill.

18. Disclose the basis for the decision for McGraw-Hill holding to roll over 3,377,336 Shares held by it and to cash out the remainder. Disclose in your description of the background of the merger what holdings and rights McGraw-Hill will have in the surviving corporation and what dollar amount it will receive in the cash out of the remainder.

19. Include disclosure as to the price the Independent Committee determined the Buyer Group should raise its offer, as determined at the November 7, 2013 meeting, including consideration of specific factors included in the financial analyses of the company provided by management on October 14, 2013. Detail the request to increase the price that was made to the Buyer Group.

20. Disclosure in the seventh paragraph on page 31 indicates, "Houlihan Lokey then reviewed and discussed with the Independent Committee its financial analyses with respect to the Company and the proposed transaction as well as the financial projections…" If written materials were provided in the presentation, please file as an exhibit. All such materials generally fall within the scope of Item 1015 of Regulation M-A and must be summarized in the disclosure document and filed as an exhibit to the

Schedule 13E-3. In addition, each presentation, discussion, or report prepared by Houlihan Lokey, whether oral or written, preliminary or final, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. Please provide great detail of the Houlihan Lokey's presentation. See Items 1015 and 1016(c) of Regulation M-A.

21. Detail what "continuous efforts" made by management to increase security holder value in the past several years had not resulted in sustainable increases to the market value of the company's ADSs, as discussed on page 31. Detail the Buyer Group's response that it consider management's "continuous efforts" to increase shareholder value and increase the merger consideration.

22. Disclose at what point Weblearning and Mr. Guo Young were introduced into the negotiations and by whom. Disclose the natural persons controlling Weblearning. We note that on November 20, 2013, the Independent Committee signed a written consent to amend the shareholders' rights plan in order to waive the activation of the shareholders' rights plan in relation to the expansion of the Original Buyer Group to include McGraw-Hill, Weblearning and Mr. Guo Young.

23. Disclose the rights of the members of the Original Buyer Group and Additional Buyer Group members in the governance of the surviving corporation after the effective time of the Merger. We note your reference to rights on page 32.

Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors, page 34

24. Refer to the ninth bullet point on page 36 regarding the affirmative vote of shareholders, other than the Rollover Shareholders, representing a majority of the outstanding Shares. In contrast to the factor listed in paragraph (c) to Item 1014 of Regulation M-A, this vote does not constitute a vote of a majority of Shares held by unaffiliated Shareholders, given that affiliates of the Company, namely certain of the Company's directors and officers, are not Rollover Shareholders. If the procedural safeguard in Item 1014(c) was not considered, please explain why the board of directors believes the proposed merger is procedurally fair in the absence of this safeguard.

25. Please address how the Independent Committee, or any filing person relying on the financial advisor's opinion, was able to reach a fairness determination as to unaffiliated security holders, given that the financial advisor's fairness opinion addressed fairness with respect to holders of Shares and ADSs (in each case, other than holders of Excluded Shares and/or Dissenting Shares, including Excluded Shares and Dissenting Shares represented by ADSs), rather than all unaffiliated security holders.

26. Please disclose the specific factors as to how the Independent Committee, or any filing person, was able to reach a fairness determination as to unaffiliated security holders

considering the "business, competitive position, strategy, and prospects of the Company," including the "risks" of successful achievement. In this respect we note that the business, competitive position, strategy and prospects of the Company appear to be positive, in light of the fact that:

- McGraw-Hill, a significant shareholder continued to acquire shares and negotiate to rollover a portion of its shares in the Company. McGraw-Hill, through its actions, demonstrated a strong belief in the prospects for success for this company, and
- On December 24, 2013, Holdings, Merger Sub, South Lead Technology Limited, Moral Known Industrial Limited, Shawn Ding, Julia Huang and China Merchants Bank entered into a US$30.0 million facility agreement to be used to finance the Merger and the related transactions and the payment of associated fees, costs and expenses.

27. We note your disclosure on page 37 that your discussion of the information and factors considered by your Independent Committee and board of directors "includes a number of the factors" considered. Please revise to specify that your disclosure encompasses all "material" factors considered by your Independent Committee and board of directors.

28. Please disclose how the Independent Committee found the price fair to unaffiliated security holders in light of the fact that it instructed Houlihan Lokey to seek an increase in the proposed merger consideration from the Original Buyer Group. We note that the Buyer Group was unwilling to increase the offering price.

29. Explain how the Independent Committee finds this going private transaction substantively and procedurally fair to unaffiliated security holders when they did not conduct an independent bidding process even where McGraw-Hill expressed interest to the Independent Committee in becoming a potential buyer should the Independent Committee decide to proceed with a private transaction. It appears that this fact could have led to a competitive bidding process. Please explain your determination of fairness in light of this factor and the resulting lack of competitive bidding. Please add this as a negative factor.

30. Revise your disclosure to include as a negative factor, the refusal of the Buyer Group to negotiate with the Independent Committee over the price. Disclose that the price never changed from the Buyer Group's original offer and Buyer Group rejected all requests from the Independent Committee to increase the price. Please disclose the basis for the Independent Committee's request to increase the offering price. Include in this disclosure the actual "duration and tenor" of the Buyer Group's refusal to negotiate with the Independent Committee. We note that you currently include negotiations with the Buyer Group over the merger consideration as a factor that supported the Independent Committee and board's decision to approve the merger.

31. Please revise to discuss whether in evaluating the transaction the board considered that within the last year the highest closing price for the company's ADS was above the merger price.

32. Discuss the lack of action by the Independent Committee to solicit competitive bids as a negative factor, if true, considered by the Independent Committee. We note your current "positive" factors, at the top of page 36, that:

- It is the belief of the Independent Committee and board that at this time, now that the Buyer Group has 61.1% of the total outstanding shares as of December 31, 2013, it is unlikely that any third party could consummate a transaction.
- No prospective buyers approached the company, the Independent Committee or advisors indicating interest in pursuing an alternative transaction with the company.

We note, however, that the Original Buyer Group did not have this percentage. Furthermore, McGraw-Hill expressed interest to the Independent Committee in becoming a potential buyer should the Independent Committee decide to proceed with a private transaction.

33. We note your factor in favor of a finding of fairness to unaffiliated security holders that the terms of the Merger Agreement were the product of extensive negotiations between the Independent Committee and its advisors and the Buyer Group and its advisors. Please tell us, in detail the terms of this going private transaction that were extensively negotiated. For example, we note that the merger consideration, a significant term, was not negotiated at all. It appears that the Buyer Group refused to negotiate with the Independent Committee on the most significant terms of the Merger Agreement. Please advise as to this factor and the factor regarding "negotiation" on page 38, under the "Position of the Buyer Group as to Fairness of the Merger."

Position of the Buyer Group as to the Fairness of the Merger, page 38

34. Refer to the third bullet point on page 39 regarding the share repurchase program and the first bullet point on page 40 regarding the affirmative vote of shareholders other than the Rollover Shareholders. The factors listed in paragraphs (c), (d) and (e) and in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to a filing person's fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981). Note that to the extent the Buyer Group's discussion and analysis does not address each of the factors listed in paragraphs (c), (d) and (e) and in Instruction 2 to Item 1014 of Regulation M-A, the board must discuss any unaddressed factors in reasonable detail or explain in detail why the factor(s) were not deemed material or relevant. Specifically, we note that the analysis of the board of directors does not appear to fully address the factors described in clauses (vi) of Instruction 2 to Item 1014 or Item 1014(c) or explain in detail why such factors

were not deemed material or relevant. If the procedural safeguards in Item 1014(c) were not considered, please explain why the board of directors believes the proposed merger is procedurally fair in the absence of such safeguard. In particular, we note that the third bullet point on page 39 does not appear to address all previous purchases disclosed in response to Item 1002(f) of Regulation M-A (appearing on page 90 and including purchases made by all filing persons, including the Company). In addition, similar to our comment 24 above, please explain why the Buyer Group believes the proposed merger is procedurally fair in the absence of this safeguard.

35. Please revise your disclosure to expressly whether or not McGraw-Hill reasonably believes that the Rule 13e-3 transaction is fair or unfair to unaffiliated security holders. Refer to Item 1014(a). In addition, please discuss in reasonable detail the material factors upon which the belief regarding fairness is based, and to the extent practicable, the weight assigned to each factor. As noted in the immediately preceding comment, the discussion must include an analysis of the extent, if any, to which McGraw-Hill's beliefs are based on the factors described in in Instruction 2 to Item 1014, Item 1014(c), (d) and (e) and Item 1015 of Regulation M-A. Refer to Item 1014(b).

Certain Financial Projections, page 41

36. The first sentence on page 42 refers to "numerous assumptions and estimates." Please disclose these estimates and assumptions.

Opinion of Houlihan Lokey, page 43

37. Refer to the table on page 42. Two line items include the same footnote 2. Please revise as necessary.

38. Refer to the second to last sentence in the second to last paragraph on page 44. Please advise if any adjustments are currently contemplated.

39. Refer to the second paragraph on page 45 indicating that "Houlihan Lokey's opinion was furnished for the use of the Independent Committee (solely in its capacity as such) in connection with its evaluation of the merger and may not be used for any other purpose without Houlihan Lokey's prior written consent." Please also refer to similar language contained in Houlihan Lokey's opinion. It is not appropriate for the financial advisor to disclaim liability. Please disclose in the proxy statement, if true, that Houlihan Lokey has consented to use of their materials in the proxy statement.

40. Refer to the second sentence of the first paragraph on page 46. Please describe the material assumptions underlying Houlihan Lokey's analyses.

41. Refer to the second paragraph on page 49. We note that the description in the proxy statement regarding the material relationships between Houlihan Lokey on the one hand,

and McGraw-Hill on the other, does not provide a quantitative description of the fees paid in the past two years or to be paid to Houlihan Lokey and its affiliates by McGraw-Hill and its affiliates. Please revise the proxy statement to provide such disclosure. Such disclosure should include any compensation received as a result of any material relationship during the past two years between any filing person and their affiliates on the one hand, and the Company and its affiliates on the other, including without limitation any amounts McGraw-Hill or its affiliates paid to Houlihan Lokey in connection with the mergers and acquisition advisory services provided to Apollo Global Management, LLC. Refer to Item 1015(b)(4) of Regulation M-A.

Alternatives to the Merger, page 53

42. Prior to McGraw-Hill joining the consortium, it appears that the Original Buyer Group had combined beneficial ownership of less than 50% of total outstanding shares and McGraw-Hill expressed concern that the $2.33 price per share undervalued the Company. Please disclose in this section why the Independent Committee determined at that time not to investigate other alternatives, to the Buyer Group proposal, including utilizing Houlihan Lokey to solicit interest from third parties. Refer to Item 1013(b).

Financing, page 54

43. Please expand your discussion of your loan agreement to provide the term of the loan, stated and effected interest rates, and any plans or arrangement to repay the loan. Please refer to Item 1007(d) of Regulation M-A.

Net Book Value per Share of Our Shares

44. Please provide the disclosure required by Item 1010(c)(5) as of the date of the most recent balance sheet.

Security Ownership of Certain Beneficial Owners…, page 93

45. Please advise if Zonglian Gu is affiliated with any party to the Consortium Agreement and what role, if any, he played in negotiating the Rule 13e-3 transaction.

You may contact Brandon Hill, Attorney Adviser, at (202) 551-3268, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, Perry Hindin, Special Counsel, Office of Mergers and Acquisitions, at (202) 551-3444 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director